Brett Agnew Vice President, Associate General Counsel 8300 Mills Civic Parkway, West Des Moines, IA 50266 Phone: 515-327-5890 | Department Fax: 515-221-4813 bagnew@sfgmembers.com Midland National® Life Insurance Company | MidlandNational.com April 25, 2023 Mr. Mark Cowan, Senior Counsel Securities and Exchange Commission Division of Investment Management, Disclosure Review Office 100 F Street, NE Washington, DC 20549-8626 Re: Midland National Life Insurance Company Constance® CDA: POS AM, Apr. 18, 2023 (333-254710) LiveWell Dynamic RILA: POS AM, Apr. 18, 2023 (333-255059) Midland Advisory RILA: POS AM, Apr. 18, 2023 (333-262702) Midland National Life Separate Account C (811-07772) LiveWell Dynamic RILA: 485B POS, Apr. 18, 2023 (333-255058) Midland Advisory RILA: 485B POS, Apr. 18, 2023 (333-262682) Mr. Cowan: We received an additional comment from you on behalf of the Securities and Exchange Commission (“SEC”) staff on April 24, 2023 with respect to the above-referenced filings by Midland National Life Insurance Company (the “Company”) and Midland National Life Separate Account C (the “Separate Account”). Provided below is the staff’s comment and the Company’s response thereto. Comment: In the section of the prospectuses titled “Executive Compensation,” please add pay ratio disclosure pursuant to Item 402(u) of Regulation S-K. Please also supplementarily explain the Company’s intended filing process for adding pay ratio disclosure to the prospectuses. The staff notes the Company’s explanation for not including pay ratio disclosure, i.e., that Instruction 7 of Item 402(u) should be interpreted to exempt registrants relying on Rule 12h-7 (such as the Company) from the pay ratio disclosure requirement. The staff disagrees with that interpretation and requests that pay ratio disclosure be added accordingly. Response: Without necessarily agreeing with the Staff’s interpretation of Instruction 7 to Item 402(u), the Company agrees to add pay ratio disclosure to the prospectuses as requested. The Company will add the disclosure to the prospectuses for the Constance® CDA and the Midland Advisory RILA via prospectus supplements filed with the SEC pursuant to Rule 424 under the Securities Act of 1933 (and the Separate Account will file an identical supplement for the Midland Advisory RILA pursuant to Rule 497), which supplements will consist of all of the information included in the prospectuses currently filed with the SEC as well as the disclosure called for by Item 402(u) of Regulation S-K in the section of the prospectuses titled “Executive Compensation.” The Company will add the disclosure to the prospectus for the LiveWell RILA via a supplement filed with the SEC pursuant to Rule 424 (and the Separate Account will file an identical supplement pursuant to Rule 497), which supplement will consist of only the disclosure called for by Item 402(u) of Regulation S-K. The Company intends to file the supplements on the scheduled effective date of May 1, 2023 or as soon as practicable thereafter. If you have any questions, please contact the undersigned at (515) 327-5890 or our counsel Dodie Kent of Eversheds Sutherland (US) LLP at (212) 389-5080.

Brett Agnew Vice President, Associate General Counsel 8300 Mills Civic Parkway, West Des Moines, IA 50266 Phone: 515-327-5890 | Department Fax: 515-221-4813 bagnew@sfgmembers.com Midland National® Life Insurance Company | MidlandNational.com Very truly yours, _______________ Brett Agnew Associate General Counsel /s/ Brett Agnew